UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)
(Amendment No. 5)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779L 107

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,981,596 (1) (2) (3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,381,596 (1) (2)

	10	Shared Dispositive Power 1,600,000 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,981,596 (1) (2) (3)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 33.34%

14	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 398,039 shares of the common stock (“Common Stock”) of Institutional Financial Markets, Inc. (the “Issuer”) held directly by the Reporting Person, 100,000 of which are restricted shares that will vest on December 31, 2014 so long as the Reporting Person is then employed by the Issuer or any of its subsidiaries.

(2)                                 Includes 4,983,557 units of membership interest in the Operating Company (as defined below) owned by Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”), which may be redeemed for, at the Issuer’s option, either cash or shares of Common Stock.

(3)                                 Includes 800,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC. Also includes 800,000 shares of Common Stock into which a convertible promissory note issued by the Issuer to EBC in the aggregate principal amount of $2,400,000 (the “Note”) may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 297,048 shares of Common Stock into which the Note may be converted in the event that none of the remaining interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares will be made by a majority of the trustees of EBC.

CUSIP No. 45779L 107

This Amendment No. 5 to Schedule 13D is filed to amend Item 4 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 filed with the SEC on September 30, 2013, and Amendment No. 4 filed with the SEC on November 21, 2014 (as so amended, the “Schedule 13D”).

Item 4.                                 Purpose of the Transaction.

On October 23, 2015, Daniel G. Cohen (the “Reporting Person”) delivered a letter to Rachel Fink, the Issuer’s Corporate Secretary, notifying the Issuer that the Reporting Person intends to nominate and seeks to elect two individuals to the Issuer’s board of directors.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2015

/s/ Daniel G. Cohen
Daniel G. Cohen